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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                           (AMENDMENT NO.   9  )*
                                          ----


                                 Hollinger Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                           Retractable Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                  43556C 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                          Annual Reporting Requirement
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [ x ]  Rule 13d-1(d)


---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 43556C 30 9                   13G            PAGE   2   OF  10   PAGES
         ---------------------                              -----    -----

   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Ravelston Corporation Limited
          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ x ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC USE ONLY

          ---------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada
          ---------------------------------------------------------------------

                        5.     SOLE VOTING POWER
  NUMBER OF                    14,328,903
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6.     SHARED VOTING POWER
  OWNED BY                     10,965,500
    EACH               --------------------------------------------------------
  REPORTING             7.     SOLE DISPOSITIVE POWER
 PERSON WITH                   14,328,903
                       --------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               10,965,500
                       --------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,294,403
          ---------------------------------------------------------------------

  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ x ]

          ---------------------------------------------------------------------

  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          78.18%
          ---------------------------------------------------------------------

  12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC
          ---------------------------------------------------------------------

CUSIP NO. 43556C 30 9                   13G            PAGE   3   OF  10   PAGES
         ---------------------                              -----    -----

   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Lord Black of Crossharbour, PC(C), OC, KCSG
          ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ x ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC USE ONLY

          ---------------------------------------------------------------------

   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
          ---------------------------------------------------------------------

                        5.     SOLE VOTING POWER
  NUMBER OF                    14,328,903
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6.     SHARED VOTING POWER
  OWNED BY                     10,965,500
    EACH               --------------------------------------------------------
  REPORTING             7.     SOLE DISPOSITIVE POWER
 PERSON WITH                   14,328,903
                       --------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               10,965,500
                       --------------------------------------------------------

   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,294,403
          ---------------------------------------------------------------------

  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ x ]

          ---------------------------------------------------------------------

  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          78.18%
          ---------------------------------------------------------------------

  12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
          ---------------------------------------------------------------------

          This Amendment No. 9 to Schedule 13G/A ("Amendment No. 9") relates to the retractable common shares (Cusip No.: 43556C 30 9; the "Retractable Common Shares") of Hollinger Inc., a Canadian corporation (the "Issuer"). This Amendment No. 9 amends and restates in their entirety Items 2, 4, 6 and 7 of the filing persons' Schedule 13G dated February 14, 1994 (the "Initial Schedule 13G"), as previously amended. No other items are being amended at this time. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13G, as previously amended.

Item 2. The persons filing this Schedule are the Ravelston Corporation Limited ("Ravelston") and Lord Black. Set forth below is certain information relating to Ravelston and Lord Black:

          Ravelston

(a)       Name:          The Ravelston Corporation Limited

(b)       Address:       10 Toronto Street
                         Toronto, Ontario, Canada M5C 2B7

(c)       Citizenship:   Ravelston is a corporation organized and existing under
                         the laws of the Province of Ontario, Canada

          Lord Black

(a)       Name:          Lord Black

(b)       Address:       10 Toronto Street
                         Toronto, Ontario, Canada M5C 2B7

(c)       Citizenship:   Lord Black is a citizen of the United Kingdom.

          This Schedule relates to the Issuer's Retractable Common Shares. As of December 31, 2002, there were 32,352,047 Retractable Common Shares outstanding.

Item 4.   Ownership

               (a)       Ravelston

                         (i) Amount Beneficially Owned: As of December 31, 2002, Ravelston beneficially owned, for purposes of Rule 13d-3 under the Act, 25,294,403 Retractable Common Shares.

                         (ii) Percent of Class: 78.18% (calculated pursuant to Rule 13d-3 under the Act)


          The amount and percentage of the Retractable Common Shares beneficially owned by Ravelston, as listed in Item 4(a)(i) and (ii) above, include the following:

                         (A) 5,330,791 Retractable Common Shares held directly by Ravelston.

                         (B) 19,963,612 Retractable Common Shares held by the following direct and indirect subsidiaries of Ravelston:

                                509645 N.B. Inc. (8,551,088)(1)

                                509647 N.B. Inc. (447,024)(2)

                                509646 N.B. Inc. (10,965,500)(3)

          The amount and percentage of the Retractable Common Shares beneficially owned by Ravelston, as listed in Item 4(a)(i) and (ii) above, exclude 1,621 Retractable Common Shares held by Barbara Amiel Black, the wife of Lord Black. Pursuant to Rule 13d-4, Ravelston hereby expressly disclaims beneficial ownership of such shares.

                         (iii) Voting Power; Dispositive Power: Through its direct and indirect holdings, Ravelston may be deemed to have:

                         (A) Sole power to vote or direct the vote of 14,328,903 Retractable Common Shares.

                         (B) Shared power to vote or direct the vote of 10,965,500 Retractable Common Shares held by 509646 N.B. Inc.(3)

                         (C) Sole power to dispose of or direct the disposition of 14,328,903 Retractable Common Shares

                         (D) Shared power to dispose of or direct the disposition of 10,965,500 Retractable Common Shares held by 509646 N.B. Inc.(3)

               (b)       Lord Black

                         (i) Amount Beneficially Owned: As of December 31, 2002, Lord Black beneficially owned, for purposes of Rule 13d-3 under the Act, 25,294,403 Retractable Common Shares.

                         (ii) Percent of Class: 78.18% (calculated pursuant to Rule 13d-3 under the Act)


          The amount and percentage of the Retractable Common Shares beneficially owned by Lord Black, as listed in Item 4(a)(i) and (ii) above, include the following:

                         (A)    25,294,403 Retractable Common Shares
                                beneficially owned by Ravelston, as described in
                                Item 4(a). Conrad Black Capital Corporation holds 64.4% of the common shares of Ravelston. Lord Black is the sole shareholder and Chairman of Conrad Black Capital Corporation and through his control of Conrad Black Capital Corporation effectively exercises control of Ravelston.

          The amount and percentage of the Retractable Common Shares beneficially owned by Lord Black, as listed in Item 4(a)(i) and (ii) above, exclude 1,621 Retractable Common Shares held by Lord Black's wife, Barbara Amiel Black. Pursuant to Rule 13d-4, Lord Black, individually and on behalf of Conrad Black Capital Corporation, hereby expressly disclaims beneficial ownership of such shares.

                         (iii) Voting Power; Dispositive Power: Through his relationship with Ravelston, as described in
                                 Item 4(b)(A), and through his other holdings, Lord Black may be deemed to have:

                         (A) Sole power to vote or direct the vote of 14,328,903 Retractable Common Shares.

                         (B) Shared power to vote or direct the vote of 10,965,500 Retractable Common Shares held by 509646 N.B. Inc.(3)

                         (C) Sole power to dispose of or direct the disposition of 14,328,903 Retractable Common Shares

                         (D) Shared power to dispose of or direct the disposition of 10,965,500 Retractable Common Shares held by 509646 N.B. Inc.(3)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person


          Ravelston is a parent holding company. The direct and indirect subsidiaries of Ravelston that hold Retractable Common Shares of the Issuer or that control other indirect subsidiaries of Ravelston that hold Retractable Common Shares of the Issuer have the right to receive the dividends from or the proceeds from the sale of such Retractable Common Shares (See Item 7). The Subsidiaries of Ravelston which individually have such rights with respect to more than 5% of the Retractable Common Shares are 509645 N.B. Inc. and 509646 N.B. Inc.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Ravelston is a parent holding company. Of the Retractable Common Shares beneficially owned by Ravelston as reported in Item 4, all are held by the direct and indirect subsidiaries of Ravelston listed on Exhibit 2 to this Schedule.

                                    ENDNOTES


     1. 509645 N.B. Inc. is controlled by Argus Corporation Limited, a direct subsidiary of Ravelston ("Argus").


     2.   509647 N.B. Inc. is controlled by 509644 N.B. Inc.; 509644 N.B. Inc.
          is controlled by 509643 N.B. Inc.; 509643 N.B. Inc. is controlled by Argus.


     3. 70.9% of the non-voting common stock of 509646 N.B. Inc. is owned by 509643 N.B. Inc. 509643 N.B. Inc. is controlled by Argus. 29.1% of the non-voting common stock of 509646 N.B. Inc. is owned by Ravelston. 100% of the voting common stock of 509646 N.B. Inc. is owned by Argus.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 2003                        THE RAVELSTON CORPORATION LIMITED

                                        By: /s/ Charles G. Cowan
                                            ------------------------------------
                                            Name: Charles G. Cowan


                                        By: /s/ Conrad M. Black
                                            ------------------------------------
                                            Name:  The Lord Black of
                                            Crossharbour, P.C.(C), O.C., KCSG
                                            individually and on behalf of Conrad
                                            Black Capital Corporation

                                            Title:  Chairman of Conrad
                                                    Black Capital Corporation

                                  EXHIBIT INDEX



Exhibit No.                           Description                       Page No.
-----------                           -----------                       --------

1                    Joint Filing Agreement (previously filed)              --

2                    Subsidiaries Holding the Securities Being              10
                     Reported on by the Parent Holding Company

3                    Group Membership (previously filed)                    --

                                    EXHIBIT 2

                    SUBSIDIARIES HOLDING THE SECURITIES BEING
                    REPORTED ON BY THE PARENT HOLDING COMPANY

                                        509645 N.B. Inc.*


                                        509647 N.B. Inc.**


                                        509646 N.B. Inc.***



          * 509645 N.B. Inc. is controlled by Argus Corporation Limited, a direct subsidiary of Ravelston ("Argus").


          **    509647 N.B. Inc. is controlled by 509644 N.B. Inc.; 509644 N.B.
                Inc. is controlled by 509643 N.B. Inc.; 509643 N.B. Inc. is controlled by Argus.


          *** 70.9% of the non-voting common stock of 509646 N.B. Inc. is owned by 509643 N.B. Inc. 509643 N.B. Inc. is controlled by Argus. 29.1% of the non-voting common stock of 509646 N.B. Inc. is owned by Ravelston. 100% of the voting common stock of 509646 N.B. Inc. is owned by Argus.